Exhibit 99.2

SILVERCORP METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2009

(Expressed in thousands of US dollars, unless otherwise stated)

Silvercorp Metals Inc.

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881

Management's Responsibility for Financial Reporting

Management of Silvercorp Metals Inc. is responsible for the integrity and fair presentation of the financial information contained in the accompanying consolidated financial statements.  Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada.  Financial information appearing throughout our management’s discussion and analysis is consistent with the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective, they can only provide reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors oversees management's responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company.

Ernst & Young LLP, Chartered Accountants, have audited the Company's financial statements in accordance with Canadian generally accepted auditing standards and the Standards of the Public Company Accounting Oversight Board (the United States) and have expressed their opinion in the auditors’ report.

(Signed) Rui Feng

(Signed) Maria Tang

Rui Feng

Maria Tang

Chairman and Chief Executive Officer

Interim Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

Silvercorp Metals Inc.

We have audited the consolidated balance sheets of Silvercorp Metals Inc. (the “Company”) as at March 31, 2009 and 2008 and the consolidated statements of operations, comprehensive income (loss), cash flows and shareholders’ equity for each of the years in the three-year period ended March 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2009 in conformity with Canadian generally accepted accounting principles.

As discussed in Note 2(b) to the consolidated financial statements for the year ended March 31, 2008, the Company changed its reporting currency to U.S. dollars and as discussed in Note 2(c), the Company changed its method of accounting for comprehensive income and financial instruments during the year ended March 31, 2008.

Vancouver, Canada
June 3, 2009	Chartered Accountants

SILVERCORP METALS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US dollars)

	Notes	March 31, 2009	March 31, 2008
ASSETS

Current Assets
Cash and cash equivalents		$41,470	$47,093
Short term investments	5	23,962	37,146
Restricted cash	~~4~~	732	-
Accounts receivable, prepaids and deposits	6	2,933	5,260
Inventories	3	1,529	2,389
Current portion of future income tax assets	17	143	-
Amounts due from related parties	15	249	47
		71,018	91,935

Long term prepaids	7	1,058	5,204
Long term investments	8	12,186	17,874
Restricted cash	4	293	-
Property, plant and equipment	9	29,072	14,349
Mineral rights and properties	10	89,413	60,905
Future income tax assets	17	2,162	-
		$205,202	$190,267

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities		$8,533	$7,027
Deposits received from customers		1,290	2,573
Notes payable	~~4~~	658	-
Dividends payable	14	2,564	-
Income tax payable	17	3,041	720
Amounts due to related parties	15	7,353	12,118
		23,439	22,438

Future income tax liabilities	17	19,678	6,346
Asset retirement obligations	11	2,029	1,226
		45,146	30,010

Non-controlling interests	12	7,610	11,265

SHAREHOLDERS' EQUITY

Share capital	14	135,604	78,334
Contributed surplus		3,764	1,722
Reserves	13	31,893	2,078
Accumulated other comprehensive income (loss)		(10,167)	14,122
Retained earnings		(8,648)	52,736
		152,446	148,992

		$205,202	$190,267
		-	-

Approved on behalf of the Board:

(Signed) Robert Gayton
Director

(Signed) Rui Feng
Director

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of US dollars, except for share and per share figures)

		Years ended March 31,

	Notes	2009	2008	2007

Sales		$83,523	$108,363	$39,777

Cost of sales		29,322	20,114	7,738
Amortization and depletion		6,365	3,208	1,190
		35,687	23,322	8,928

Gross profit		47,836	85,041	30,849

Expenses
Accretion of asset retirement obligations	11	123	62	61
Amortization		817	517	123
Foreign exchange loss (gain)		(2,872)	612	-
General exploration and property investigation expenses		2,325	1,817	808
Impairment charges	3,7,8,9&10	50,707	-	-
Investor relations		550	284	752
General and administrative		9,319	7,254	4,223
Professional fees		1,488	2,134	454
		62,457	12,680	6,421
		(14,621)	72,361	24,428
Other income and expenses
Equity loss in investment	8	(1,455)	(250)	(222)
Gain (loss) on disposal of mineral rights and property	10	(819)	563	-
Loss on disposal of property, plant and equipment	9	(328)	(48)	(4)
Loss on disposal of long term investments		-	-	(11)
Interest income		1,342	2,585	1,715
Other income		478	4,474	3,858
		(782)	7,324	5,336

Income (loss) before income taxes and non-controlling interests		(15,403)	79,685	29,764

Income tax expense (recovery)
Current	17	6,988	441	1,426
Future	17	(7,925)	110	-
		(937)	551	1,426

Income (loss) before non-controlling interests		(14,466)	79,134	28,338

Non-controlling interests	12	(1,531)	(19,197)	(6,315)

Net income (loss)		$(15,997)	$59,937	$22,023

Basic earnings (loss) per share		$(0.11)	$0.41	$0.15
Diluted earnings (loss) per share		$(0.11)	$0.40	$0.15
Weighted Average Number of Shares Outstanding - Basic		152,350,041	147,660,730	143,913,693
Weighted Average Number of Shares Outstanding - Diluted		152,350,041	150,954,072	149,674,056

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Expressed in thousands of US dollars)

	Years ended March 31,
	2009	2008	2007

Net income (loss) for the year	$(15,997)	$59,937	$22,023
Other comprehensive income (loss), net of taxes:
Transition adjustment to opening balance upon adoption of new standards	-	9	-
Unrealized loss on available for sale securities	(155)	(48)	-
Unrealized exchange gain on translation of self-sustaining foreign operations	11,270	3,972	1,042
Unrealized exchange gain (loss) on translation of functional currency to reporting currency	(35,404)	9,709	(920)
Other comprehensive income (loss)	(24,289)	13,642	122
Comprehensive income (loss)	$(40,286)	$73,579	$22,145

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US dollars)

		Years ended March 31,
	Notes	2009	2008	2007
Cash provided by (used for)
Operating activities
Net income (loss) for the year		$(15,997)	$59,937	$22,023
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations		122	62	62
Amortization and depletion		7,182	3,725	1,312
Equity investment loss		1,455	250	222
Future income tax expenses (recovery)		(7,925)	110	-
Impairment charges		50,707	-	-
Loss on disposal of long term investments		-	-	11
Loss (gain) on disposal of mineral property		819	(563)	-
Loss on disposal of property plant and equipment		328	48	4
Non-cash other income		-	(4,388)	(3,824)
Non-controlling interests		1,531	19,197	6,315
Stock-based compensation		2,103	2,473	1,956
Unrealized foreign exchange loss		4,378	-	-
		44,703	80,851	28,081
Net change in non-cash working capital
Accounts receivable, prepaids and deposits		2,513	(3,627)	(417)
Inventory		496	(342)	(1,708)
Restricted cash		(1,020)	-	-
Accounts payable and accrued liabilities		(734)	3,413	1,804
Asset retirement obligations discharged upon payments		-	(514)	(229)
Income tax payable		2,300	(950)	1,474
Deposits received from customers		(1,272)	955	1,047
Cash provided by operating activities		46,986	79,786	30,052

Investing activities
Acquisition of mineral rights and properties	10	(37,115)	(36,583)	(11,752)
Acquisition of property, plant and equipment		(12,697)	(7,452)	(6,325)
Purchase of long term investments		(291)	(5,552)	(2,035)
Decrease (increase) of short term investments		12,982	(29,489)	2,304
Increase in long term prepaids		(354)	(3,397)	(1,241)
Proceeds from disposal of long term investments		-	-	209
Proceeds from disposal of mineral rights and properties		814	563	-
Proceeds from disposal of property, plant and equipment		2	157	9
Non-controlling interest shareholder's contribution		215	-	-
Cash used in investing activities		(36,444)	(81,753)	(18,831)

Financing activities
Repayment from (advance to) related parties		(37)	(1,429)	1,692
Advance under notes payable		656	-	-
Distribution to non-controlling interest shareholder		(13,173)	(3,371)	-
Cash dividends distributed	14(e)	(5,466)	(6,891)	-
Share subscriptions for cash, net of commission and expenses		22,655	2,294	42,396
Repurchase of shares to treasury for cancellation		(9,473)	-	(4,890)
Cash provided (used) by financing activities		(4,838)	(9,397)	39,198

Effect of exchange rate changes on cash and cash equivalents		(11,327)	5,128	(430)

Increased (decrease) in cash and cash equivalents		(5,623)	(6,237)	49,989

Cash and cash equivalents, beginning of year		47,093	53,330	3,341

Cash and cash equivalents, end of year		$41,470	$47,093	$53,330
Supplemental information:
Interest paid		$30	$87	$45
Income tax paid		$4,796	$1,274	$-

Non-cash investing activities:
Common shares issued for mineral rights and properties		$36,484	$-	$-
Common shares of New Pacific Metals Corp. received as partial consideration for the Option Agreement related to Kang Dian Project		$-	$4,388	$3,824
Construction in process transferred to mineral rights and properties		$-	$1,314	$-

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in thousands of US dollars, except for share figures)

	Share capital
					Accumulated
					other		Retained	Total
	Number of		Contributed		comprehensive		earnings	shareholders'
	shares	Amount	surplus	Reserves	income (loss)		(deficit)	equity
				(Note 13)

Balances, March 31, 2006	135,186,471	$31,752	$4,076	$-	$358		$(20,255)	$15,931
Options exercised	2,961,717	781	-	-	-		-	781
Warrants exercised	1,567,500	2,144	-	-	-		-	2,144
Private placement, net of issuance cost	7,503,750	39,471	-	-	-		-	39,471
Value of options transferred upon exercised	-	1,010	(1,010)	-	-		-	-
Contributed surplus transferred as per share cancellation	-	4,068	(4,068)	-	-		-	-
Share cancellation under the Normal Course Issuer Bid	(1,261,500)	(4,890)	-	-	-		-	(4,890)
Stock based compensation	-	-	1,956	-	-		-	1,956
Earnings of the year	-	-	-	-	-		22,023	22,023
Unrealized gain on translation of self-sustaining operation	-	-	-	-	1,042		-	1,042
Unrealized loss on translation functional currency to reporting currency	-	-	-	-	(920)		-	(920)
Balance, March 31, 2007	145,957,938	74,336	954	-	480		1,768	77,538
Transition adjustment to opening balance	-	-	-	-	9		-	9
Options exercised	3,448,896	2,225	-	-	-		-	2,225
Warrants exercised	9,750	68	-	-	-		-	68
Cancellation of fraction shares	(108)	-	-	-	-		-	-
Value of options transferred upon exercised	-	1,705	(1,705)	-	-		-	-
Stock based compensation	-	-	2,473	-	-		-	2,473
Unrealized loss on available for sale securities	-	-	-	-	(48)		-	(48)
Appropriation to reserves	-	-	-	2,078	-		(2,078)	-
Cash dividends declared and distributed	-	-	-	-	-		(6,891)	(6,891)
Earnings of the year	-	-	-	-	-		59,937	59,937
Unrealized gain on translation of self-sustaining operation	-	-	-	-	3,972		-	3,972
Unrealized gain on translation functional currency to reporting currency	-	-	-	-	9,709		-	9,709
Balance, March 31, 2008	149,416,476	78,334	1,722	2,078	14,122		52,736	148,992
Options exercised	4,482	22	-	-	-		-	22
Shares issued for property	4,532,543	36,485	-	-	-		-	36,485
Financing	10,000,000	24,205	-	-	-		-	24,205
Share issuance costs	-	(1,570)	-	-	-		-	(1,570)
Cancellation of shares under normal course issuer bid	(2,366,500)	(1,885)	(47)	-	-		(7,542)	(9,474)
Value of options transferred upon exercised	-	13	(13)	-	-		-	-
Stock based compensation	-	-	2,102	-	-		-	2,102
Unrealized loss on available for sale securities	-	-	-	-	(155)		-	(155)
Appropriation to reserves	-	-	-	29,815	-		(29,815)	-
Cash dividends declared and distributed	-	-	-	-	-		(8,030)	(8,030)
Loss of the year	-	-	-	-	-		(15,997)	(15,997)
Unrealized gain on translation of self-sustaining operation	-	-	-	-	11,270		-	11,270
Unrealized loss on translation functional currency to reporting currency	-	-	-	-	(35,404)		-	(35,404)
Balance, March 31, 2009	161,587,001	$135,604	$3,764	$31,893	$(10,167	) $	(8,648)	$152,446

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

1.  NATURE OF OPERATIONS

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties in the People’s Republic of China (“China”).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of Presentation and Principles of Consolidation

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and are presented in thousands of US dollars. Note 21 reconciles the consolidated financial statements prepared in accordance with Canadian GAAP to financial statements prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

These consolidated financial statements include the accounts of Silvercorp Metals Inc. and its wholly owned subsidiaries: Silvercorp Metals China Inc., Fortune Mining Limited, Fortune Copper Limited, Fortress Mining Inc., Fortune Gold Mining Limited, Victor Resources Ltd., Victor Mining Ltd., Yangtze Mining Ltd., Yangtze Mining (H.K.) Ltd., 82% owned subsidiary, Qinghai Found Mining Company Ltd. (“Qinghai Found”), 70% (March 31, 2007 - 60%) owned subsidiary, Henan Huawei Mining Co. Ltd. (“Henan Huawei”), 77.5% owned subsidiary, Henan Found Mining Co. Ltd. (“Henan Found”), 95% owned subsidiary, Anhui Yangtze Mining Co. Ltd. and 95% owned subsidiary, Guangdong Found Mining Co. Ltd.

All significant inter-company transactions and accounts have been eliminated upon consolidation.

In the notes to these consolidated financial statements, “joint venture” is in the context of “the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures”, which governs business conducted by foreigners in China. None of the Company’s subsidiary is currently accounted for using proportionate consolidation method in accordance with CICA Section 3055, “Interest in Joint Ventures”

(b)  Significant Accounting Policies

(i)  Use of estimates and measurement uncertainty

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include assumptions and estimates relating to but not limited to, the recoverability of amounts receivable and investments, the determining of defined ore bodies, mineral resources, fair values for purposes of impairment analysis, reclamation obligations, stock-based compensation and warrants, valuation allowances for future income tax assets, and future income tax liabilities. Actual results could differ from these estimates.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

(ii)  Foreign currency translation

The Company’s functional currency is the Canadian dollars.  Effective April 1, 2007, the Company changed its reporting currency from Canadian dollars to the US dollars.  The financial statements for all years presented have been translated into the US dollars using the current rate method. Under this method, the statements of operations and cash flows have been translated into the reporting currency using the average exchange rate prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the balance sheet dates.  Shareholders’ equity transactions since April 1, 2006 have been translated using the exchange rates in effect as of the dates of the various capital transactions, while shareholders’ equity balances on April 1, 2006 have been translated at the exchange rate on that date. All resulting exchange differences arising from the translation are recorded as exchange gain (loss) in  a separate component of accumulated other comprehensive income (“AOCI”). All comparative financial information has been restated to reflect the Company’s results as if they had been reported in the US dollars.

All subsidiaries, except its 77.5% owned subsidiary Henan Found and 70% owned subsidiary Henan Huawei, are considered to be integrated foreign operations and their financial statements are translated to Canadian dollars under the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at historical exchange rates. Revenues and expenses are translated at the average exchange rate in effect during the period. Realized and unrealized foreign exchange gains and losses are included in earnings.

Henan Found is considered to be a self-sustaining operation. During the year ended March 31, 2008, Henan Huawei was reclassified as a self-sustaining operation from an integrated foreign operation and its financial statements are translated using the current rate method from temporal method because of the significant changes in the economic facts and circumstances of Henan Huawei.  Assets and liabilities of Henan Found and Henan Huawei, which are dominated in Chinese yuan (“RMB¥”), are translated into Canadian dollars using the current rate method at period-end exchange rates and resulting translation adjustments are reflected in AOCI. Revenues and expenses of Henan Found and Henan Huawei are translated at average exchange rates for the period.

(iii) Financial instruments

The Company recognizes financial assets and liabilities on the balance sheets when becoming a party to the contractual provisions of the instrument.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

Cash and cash equivalents, which are designated as held-for-trading financial assets and measured at fair value, include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

Short term investments and restricted cash which are designated as held-for-trading financial assets and measured at fair value, include bank notes, guaranteed investment certificates and term deposits with maturities of greater than three months, but less than one year, from the date of acquisition.

Accounts receivables and amounts due from related parties are classified as loans and receivables and are initially measured at fair value.  Subsequent measurements are recorded at amortized cost using the effective interest method.

Long term investments for which the Company has no significant influence over investees are classified as available-for-sale securities and recorded at fair value.  Fair value is determined by reference to quoted market prices at the balance sheet dates.  Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income until investments are disposed of or when an other-than-temporary decline in value occurs.  Realized gains or losses, including unrealized gains and losses previously recorded in other comprehensive income, on the available-for-sale securities are recognized in other income. Investment transactions are recognized on the transaction date with transaction costs included in the underlying balance.

Accounts payable and accrued liabilities, deposits received from customers, dividends payable, amounts due to related parties and notes payable are classified as other financial liabilities. They are initially measured at their fair value and subsequently measured at amortized cost using the effective interest rate method. The amortized premium or discount is charged to the statements of operations.

It is impractical to determine the fair value of the amounts due from and due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

(iv) Inventories

Inventories include metals contained in concentrates, direct smelting ores, stockpile ores and operating materials and supplies.  The classification of metals inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal.  Mined material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

Material and supplies are valued at the lower of cost, determined on a weighted average cost basis, and net realizable value. Direct smelting ores and stockpiled ores are valued at the lower of mining cost and net realizable value. Mining cost includes the cost of raw material, mining contractor cost, direct labour costs, and applicable production overheads, based on normal operating capacity. Concentrate inventories are valued at the lower of cost and net realizable value. The cost of concentrate inventories includes the mining cost for stockpiled ores milled, freight charges to ship stockpile ores to mill sites from mine sites, and milling cost. Milling cost includes cost of materials and supplies, direct labour costs, and applicable production overheads cost, based on normal operation capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(v) Property, plant and equipment

Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method at the following rates, calculated to amortize the cost of the assets less their residual values over their estimated useful lives.

Building	5%
Office equipment and furniture	20%
Land use right	2%
Leasehold improvement	20%
Machinery and equipment	10% - 20%
Motor vehicle	20%

(vi) Mineral rights and properties

Acquisition costs, direct exploration and development expenditures, including costs incurred during production to increase future output by providing access to additional sources of mineral resource, are capitalized where these costs relate to specific properties for which resources exist, and it is expected that the expenditure can be recovered by future exploitation or sale.

Upon commencement of commercial production, mineral properties and capitalized expenditures are amortized over the mine's estimated life using the units of production method calculated on the basis of measured and indicated resources.

The Company reviews the carrying value of each property that is in the exploration and/or development stage by reference to the project economics including the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others. The review of the carrying value of each producing property will be made by reference to the estimated future operating results and net cash flows. The carrying amount will be written off if the Company decides to abandon the property.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

(vii) Impairment of long-lived assets

Management of the Company regularly reviews the carrying value of each long-lived asset. Where information is available and conditions suggest impairment, estimated future net cash flows are calculated using estimated future prices, resources, selling prices for mineral ores and concentrates, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of long-lived assets would be recorded to the extent the carrying value of the related assets exceeds their fair value, determined using discounted future cash flows. The impairment amount would correspond to the excess of the carrying value over the fair value. Management’s estimates of fair value are based on internal estimates of discounted future cash flows and the estimate of salvage value.

(viii) Asset retirement obligations

Asset retirement obligations ("ARO") represent the estimated discounted net present value of statutory, contractual or other legal obligations relating to site reclamation and restoration costs that the Company will incur on the retirement of assets and abandonment of mine and exploration sites.  ARO are added to the carrying value of mineral rights and properties as such expenditures are incurred and amortized against income over the useful life of the related asset. ARO are determined in compliance with recognized standards for site closure and mine reclamation established by governmental regulation.

Over the life of the asset, imputed interest on the ARO liability is charged to operations as accretion of asset retirement obligations on the consolidated statements of operations using the discount rate used to establish the ARO. The offset of accretion expense is added to the balance of the ARO balance.

Where information becomes available that indicates a recorded ARO is not sufficient to meet, or exceeds, anticipated obligations, the obligation is adjusted accordingly and added to, or deducted from, the ARO.

(ix) Revenue recognition

Revenue is recognized in the accounts when the significant risks and rewards of ownership have passed. This is when persuasive evidence of an arrangement exists, upon delivery when title and risk of ownership of metals or metals bearing concentrate passes to the buyer, when amount can be reasonably determined and when collection is reasonably assured.  The passing of title to the customer is based on the terms of the sales contract.

(x)  Stock-based compensation

The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted to employees, officers, and directors is measured at fair value at the date of the grant using the Black-Scholes valuation model and is expensed in the consolidated statements of operations over the vesting period of the options granted. The fair value of stock options granted to consultants is measured at the performance commitment date or the date that the service is delivered using the Black-Scholes valuation method. Forfeitures are accounted for as they occur.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

Upon the exercise of the stock option, consideration received and the related amount transferred from contributed surplus are recorded as share capital.

(xi) Income taxes

The Company uses the liability method of accounting for income taxes. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases on the balance sheet date.  Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in substantively enacted rates is included in operations. A future income tax asset is recorded when the probability of the realization is more likely than not. The Company records a valuation allowance against a portion of those future income tax assets that management believes will, more likely than not, fail to be realized.

(xii) Non-controlling interests

Non-controlling interests exist in the less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.

(xiii) Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the year.

The diluted earnings (loss) per share calculation are based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period, but only if dilutive.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

(xiv) Investments in entities subject to significant influence

Investments in which the Company has a significant influence are accounted for by the equity method, whereby the Company records its proportionate share of the investee’s income or loss. At each balance sheet date, the Company assess for any impairment in investment that is considered to be other than temporary, and records such impairment in the consolidated statements of operations for the year.

(xv)  Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

(c)   Adoption of New Accounting Standards

On April 1, 2008, the Company adopted the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook: Section 1400 (amended), “General Standards of Financial Statement Presentation”, Section 3862, Financial Instruments - Disclosure”, Section 3863, “Financial Instruments - Presentation”, Section 3031, “Inventories”, and Section 1535, “Capital Disclosures”. These new standards have no material impact on the classification and measurement in the Company’s consolidated financial statements.

(i)  General standards of financial statement presentation

The Company has adopted amendments to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, which was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The adoption of this standard has no impact on the consolidated financial statements.

(ii)  Financial instrument standards

Section 3862, “Financial Instruments - Disclosure” and Section 3863 “Financial Instruments - Presentation”, replace Section 3861 “Financial Instruments - Disclosure and Presentation”.  Section 3862 Financial Instruments - Disclosure contains the required disclosures related to the significance of the financial instruments on the Company’s financial position and performance and the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 Financial Instruments - Presentation, describes the standards for presentation of financial instruments and non-financial derivatives and carries forward the presentation requirements of Section 3861 Financial Instruments - Disclosure and Presentation.  Additional disclosure has been provided in Note 18 to the consolidated financial statements.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

(iii) Inventories

Section 3031, “Inventories”, replaces the existing inventories standard. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, which is consistent with the Company’s current treatment. The adoption of this standard does not have a material impact on the Company’s consolidated Financial Statements.

(iv) Capital disclosures

Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed. These standards require a company to disclose their objectives, policies, and processes for managing capital along with summary quantitative data about what it manages as capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and when a company has not complied with capital requirements, the consequences of such non-compliance. Additional disclosures have been provided in Note 16 to the Company’s consolidated financial statements.

(v) Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Emerging Issues Committee of the CICA issued EIC-173, “Credit Risk and Fair Value of Financial Assets and Financial Liabilities”, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The Company has applied this new abstract for the year ended March 31, 2009. There was no impact on the consolidated financial statements as a result of applying this abstract.

(vi) Mining exploration costs

On March 27, 2009, the Emerging Issues Committee of the CICA issued EIC-174, “Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The Company has applied this new abstract for the year ended March 31, 2009. There was no impact on the consolidated financial statements as a result of applying this abstract.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

(d)  New Canadian Accounting Pronouncements

(i) Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter ending June 30, 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. A diagnostic assessment of the Company’s current accounting policies, systems and processes to identify the differences between current Canadian GAAP and IFRS  has been completed but the impact on our consolidated financial position and results of operations has not yet been determined. The Company intends to update the critical accounting policies and procedures to incorporate the changes required by converting to IFRS and the impact of these changes on its financial disclosures.

(ii) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Section 3064 clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset. This new Section, which is applicable to the Company’s consolidated financial statements for its fiscal year beginning April 1, 2009, is not expected to materially impact our consolidated financial position or results of operations.

(iii) Business Combinations and Related Sections

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581.  Prospective application of the standard is effective April 1, 2011, with early adoption permitted.  This new standard effectively harmonizes the business combinations standard under Canadian GAAP with IFRS.  The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”, which replace Section 1600 “Consolidated Financial Statements”.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.  These standards are effective April 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations”.

The Company is currently assessing the impacts to its consolidated financial statements upon adoption of this new accounting guidance.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

3.  INVENTORIES

Inventories consist of the following:

	March 31, 2009	March 31, 2008
Direct smelting ore and stockpile ore	$396	$952
Concentrate inventory	154	468
Total stockpile	550	1,420
Material and supplies	979	969
	$1,529	$2,389

For the year ended March 31, 2009, a total of $493 (year ended March 31, 2008 - $nil) was charged to consolidated statements of operations and included  in the impairment charges for inventory write-down relating to zinc concentrates.

4.  RESTRICTED CASH

As at March 31, 2009, a restricted cash of $732 (RMB¥5.0 million) (2008 - $nil) was pledged as a collateral for a bankers acceptance issued by the Company to a mining contractor.  The bankers acceptance is non interest bearing, with face value of $658 (RMB¥4.5 million) (2008 - $nil) and maturing on June 4, 2009.  The fair value of this bankers acceptance approximates their respective face value due to its short term nature.

As at March 31, 2009, $293 (RMB¥2.0 million) term deposits are restricted for future utility charges.

5.  SHORT TERM INVESTMENTS

Short term investments consisted of bank notes, guaranteed investment certificates (“GIC”) and term deposits with maturity dates, from the date of acquisition, beyond three months, but less than one year.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

As at March 31, 2009, short term investments consisted of the following:

	Carrying value	Rate	Maturity
GIC	$23,962	1.80%-3.12%	June 3, 2009- March 26, 2010

As at March 31, 2008, short term investments consisted of the following:

	Carrying value	Rates	Maturity
Bank note	$3,288	3.57%	April 8, 2008
GIC	2,444	4.10%	March 4, 2009
Term deposits	31,414	3.33% - 3.78%	September 18, 2008
	$37,146

The fair value approximates their respective carrying value due to their short term nature.

6.  ACCOUNTS RECEIVABLE, PREPAIDS AND DEPOSITS

Accounts receivable, prepaids and deposits consisted of the following:

	March 31, 2009	March 31, 2008
Accounts receivable	$800	$3,143
Interest receivable	145	251
Deposits to contractors	1,268	335
Prepaid expenses and deposits	720	1,531
	$2,933	$5,260

7.  LONG TERM PREPAIDS

As of March 31, 2009, long term prepaids of $1,058 represented the prepayments for equipment.

As of March 31, 2008, long term prepaid balance of $5,204 consisted of:

(a)

$1,973 prepayment for equipment;

(b)

$1,637 advanced to third parties to assist the Company in searching for potential mineral properties in China.  This amount was written off and recorded as impairment charges on the consolidated statements of operations for the year ended march 31, 2009, and;

(c)

$1,594 of prepayment for acquiring an office apartment in Beijing, China.  The apartment has been acquired and its cost was included in property, plant and equipment in the consolidated balance sheet as at March 31, 2009.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

8.  LONG TERM INVESTMENTS

		March 31, 20099	March 31, 2008
Investments in companies subject to significant influence
New Pacific Metals Inc.	(a)(i)	$5,285	$11,252
Luoyang Yongning Smelting Co. Ltd.	(a)(ii)	6,877	6,418

Investments “available for sale”	(b)
Dajin Resources Corp.		24	204
		$12,186	$17,874

(a)

Investment in companies subject to significant influence

(i)

New Pacific Metals Inc. (“NUX”)

In 2004, the Company entered into a letter agreement with New Pacific Metals Corp. (“NUX”), a related party by way of a common director, whereby NUX had the option to acquire the Company’s previously wholly owned subsidiary SKN Nickel & Platinum Ltd. (“SNP”), by meeting SNP’s registered capital commitment of $2.5 million to a joint venture, funding an exploration project in the joint venture and issuance to the Company of 6.5 million common shares, which were subject to a three year escrow period with a portion of shares released quarterly.

During the fiscal year 2007, NUX exercised its option to acquire 100% interest in SNP by fully contributing $2.5 million to SNP’s joint venture, fulfilling required funding to the exploration project and the issuance of the 6.5 million shares to the Company. During the fiscal year 2008, all of the 6,500,000 (March 31, 2007 - 4,087,501) NUX’s common shares were released to the Company from escrow.

In March 2007, the Company participated in NUX’s private placement and subscribed for a total of 900,000 units at CAD$2.50 per unit. Each unit was comprised of one common share and one-half of one share purchase warrant. Each whole warrant entitles the Company to acquire an additional common share at CAD$3.00. On March 15, 2009, these warrants expired unexercised.

As at March 31, 2009, the Company owned 7,400,000 common shares (March 31, 2008 -7,400,000 common shares) of NUX, representing an ownership interest of 23.4% (March 31, 2008 - 23.4%).  A $2,707 impairment charge was taken to write down the investment to the quoted market price of NUX’s common shares as the decline of value was considered as other than temporary decline.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

The following is the summary of the investment in NUX and its market value:

	Number of shares	Amount	Value of NUX’s common shares per quoted market price
Balance, March 31, 2006	1,670,835	$733	$2,462
Shares released from escrow	2,416,666	3,824	3,824
Private placement	900,000	1,952	1,952
Equity in loss of investee company		(222)
Foreign translation impact		(7)
Balance, March 31, 2007	4,987,501	6,280	14,925
Shares released from escrow	2,412,499	4,388	4,388
Equity in loss of investee company		(250)
Foreign translation impact		834
Balance, March 31, 2008	7,400,000	11,252	14,758
Equity in loss of investee company		(1,455)
Impairment charge		(2,707)
Foreign translation impact		(1,805)
Balance, March 31, 2009	7,400,000	$5,285	$5,285

(ii)

Luoyang Yongning Smelting Co. Ltd. (“Yongning”)

Henan Found entered into an agreement in April 2007, subsequently amended in September, 2007, with two 3rd party partners, to custom built a 150,000 tonne per year lead-silver-gold smelter in Luoning County, Luoyang City, Henan Province, China.

During fiscal year 2008, Yongning was incorporated, with a registered capital requirement of $21.4 million (RMB¥150 million) for this project. Henan Found earned its 30% equity interest in Yongning through contributing $6.6 million (RMB¥45 million).

During the fiscal year 2009, the controlling shareholders of Yongning proposed to increase the registered capital to $58.6 million (RMB¥400 million) from $21.4 million (RMB¥150 million).  Henan Found decided not to further participate in the proportionate capital contribution, except for paying an additional $0.3 million (RMB¥2 million) to Yongning.

As at March 31, 2009, a total of $37.6 million (RMB¥257 million) was invested by the joint venture partners, of which $6.9 million (RMB¥47 million) was by Henan Found. The Company’s equity interest in Yonging was thus diluted to 18%.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

(b) Available for sale investments

		March 31, 2009				March 31, 2008
		Unrealized Gain (loss)				Unrealized gain (loss)

		Decline in	Foreign			Decline in	Foreign
	Cost basis	market value	exchange	Fair value	Cost basis	market value	exchange	Fair value

Dajin Resources Corp.	$217	(200)	7	$24	$217	(40)	27	$204

9.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

		March 31, 2009			March 31, 2008
		Accumulated			Accumulated
		Depreciation,			Depreciation,
		Disposition and	Net Book		Disposition and	Net Book
	Cost	Impairment Charges	Value	Cost	Impairment Charges	Value
Building	$13,912	$(835)	$13,077	$8,237	$(264)	$7,973
Office equipment and furniture	1,203	(414)	789	1,738	(358)	1,380
Machinery	7,804	(760)	7,044	3,132	(357)	2,775
Motor vehicle	1,272	(444)	828	1,269	(302)	967
Land use right	822	(10)	812	496	-	496
Leasehold improvement	236	(39)	197	114	(29)	85
Construction in process	6,325	-	6,325	673	-	673
	$31,574	$(2,502)	$29,072	$15,659	$(1,310)	$14,349

Construction in process balance mainly represented capital expenditures in building a new mill at Henan Found.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

10.  MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties are comprised of the following:

	Ying	HPG	NZ	Nabao		TLP	LM	GC &SMT	Total
Balance, March 31, 2006	$3,189	$-	$-	$-	$	- -	$-	$-	$3,189
Acquisition	2,497	5,633	1,529	-		-	-	-	9,659
Capitalized expenditures	4,567	-	-	-		-	-	-	4,567
Amortization	(1,128)	-	-	-		-	-	-	(1,128)
Translation impact	39	-	-	-		-	-	-	$39
Balance, March 31, 2007	9,164	5,633	1,529	-		-	-	-	16,326
Acquisition	-	1,603	-	-		19,109	7,176	-	27,888
Capitalized expenditures	9,664	3,356	353	1058		906	2,573	-	17,910
Amortization	(1,527)	(1,515)	-	-		-	-	-	(3,042)
Translation impact	1,002	656	165	-		-	-	-	1,823
Balance, March 31, 2008	18,303	9,733	2,047	1,058		20,015	9,749	-	60,905
Acquisition	-	-	-	-		-	-	80,044	80,044
Capitalized expenditures	6,914	1,835	-	1,141		2,533	1,808	1,251	15,482
Disposal	-	-	(1,819)	-		-	-	-	(1,819)
Amortization	(2,336)	(1,352)	-	-		(311)	(1,247)	-	(5,246)
Impairment charges	-	(10,337)	-	(2,005)		(22,796)	(10,556)	-	(45,694)
Translation impact	576	121	(228)	(194)		559	246	(15,339)	(14,259)
Balance, March 31, 2009	$23,457	$-	$-	$-		$-	$-	$65,956	$89,413

Although the Company has taken steps to verify title to the mineral properties in which it, through its subsidiaries, has an interest, in accordance with industry standards for the stage of exploration of such properties, those procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

(a)  Ying Property

Ying property is held through its 77.5% interest subsidiary, Henan Found. Production of ore from Ying commenced on April 1, 2006.

The land use right for Henan Found’s mine and mill has been purchased from the local owners, rezoning of these lands from agricultural to industrial use has been approved by Henan Provincial government.  The application for transferring of the land title is currently in process.

(b)   HPG Property

The Company, through its indirectly wholly owned subsidiary, Victor Resources Ltd., entered into an agreement to acquire a 60% interest of the HPG silver-gold-lead operating mine and property within the Ying Silver-Lead-Zinc Project, Henan Province, China for total consideration of approximately $5.7 million (RMB¥43.2 million). Henan Huawei was established in January 2007 to hold the HPG gold-silver-lead property which consists of two adjacent mining licenses surrounded by one exploration permit within the Ying Silver-Lead-Zinc Project area in Henan, and a flotation mill and associated facilities.  The Company was required to pay a total of $3.9 million (RMB¥30 million) to the joint venture partner directly while the remaining of $1.7 million (RMB¥13.2 million) was paid to Henan Huawei as its registered capital.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

During the year ended March 31, 2007, the Company fulfilled its obligation to earn a 60% interest in HPG and a total of $5,633 was capitalized as the acquisition cost of mineral rights and properties.

On May 11, 2007, Victor Resources Ltd., signed an agreement to acquire a further 20% interest in Henan Huawei from its joint venture partner, in which 10% interest will be held in trust for a shareholder of the joint venture partner.  Total consideration for the 20% interest is approximately $1.9 million (RMB¥13.3 million) with the Company’s share of approximately $950 (RMB¥6.65 million) paid in full.  A total of $723 was capitalized as the acquisition cost of mineral rights and properties after offsetting against the non-controlling interest.

As a result of a review of all mining and exploration assets in light of the global economic downturn and the associated declines in the outlook for metal prices, a total of $10,337 impairment charges were recorded during the year ended March 31, 2009. In March 2009, in response to the improving commodity price, the HPG  mine operation was partially resumed.

(c)   NZ Property

During the fiscal year 2007, the Company, through its 77.5% owned subsidiary, Henan Found, acquired NZ Gold-Silver property (the “NZ project”), for cash consideration of $1,099 (RMB¥8.5 million). The payment was capitalized as the acquisition of mineral rights and properties.

In March 2009, the Company disposed of the NZ project to a third party for a total consideration of $1.0 million and a loss of $0.8 million (March 31, 2008 - $nil) was recorded.  The disposition was conducted through selling the equity interest of an 100% owned subsidiary of Henan Found, in which there had been no significant activity other than holding NZ project.

(d)   Nabao Project

In June 2007, the Company, through its wholly owned subsidiary, Fortress Mining Inc., entered into a collaborative development agreement with a Chinese party to form Qinghai Found Mining Company Ltd. ("Qinghai Found"), a joint venture, to explore and develop the Nabao silver-polymetallic Project (“Nabao Project”) in Qinghai Province, China. Under the development agreement, the Company has an 82% interest in Qinghai Found by investing approximately $4.0 million to fund exploration and development.  The Chinese party retains an 18% interest in Qinghai Found in exchange for transferring the three Nabao permits to Qinghai Found.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

During the year ended March 31, 2009, as a result of the unfavorable exploration results, and diminishing prospective of the property due to high elevation and decline metal price, the Company wrote off the Nabao Project with total of $2,005 impairment charge being recorded in the consolidate statements of operations. In May 2009, the Nabao Project was put into care and maintenance.

(e)   LM Mine

In October 2007, the Company’s 70% owned subsidiary, Henan Huawei, entered into agreements to acquire 100% interest in the LM Silver-Lead Mine (“LM Mine”), which has a mining permit located just southeast of the Ying silver project, through the acquisition of 100% interest of a private Chinese company, Xinda Mineral Products Co. Ltd.(‘Xinda”), for approximately $3.6 million. The Company also agreed to compensate another $3.6 million (RMB¥25 million) to the original shareholders of Xinda for their previous work done on the LM Mine. $7.2 million was capitalized as the acquisition cost of mineral rights and properties.

During the fiscal year 2009, a total of $10,556 impairment charges were made to LM Mine as a result of a review of its mining and exploration results in light of the economic events and the associated declines in the outlook for metal prices. In May 2009, in response to the improving commodity price, the LM mine operation was partially resumed.

(f)   TLP Mine

In December 2007, the Company’s 77.5% owned subsidiary, Henan Found, successfully concluded contracts to acquire 100% interest of the TLP Silver-Lead Mine (“TLP Mine”) by paying approximately $11.4 million (RMB¥80 million) plus assuming debts, obligations and winding down of certain leasing agreements.  The total acquisition cost of TLP Mine was at $19 million.

During the fiscal year 2009, a total of $22,796 impairment charges were made to TLP Mine as a result of a review of its mining and exploration results in light of the economic events and the associated declines in the outlook for metal prices. In May 2009, in response to the improving commodity price, the TLP mine operation was partially resumed.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

(g)  GC & SMT Projects

Pursuant to a share purchase agreement dated April 24, 2008, on June 6, 2008, the Company acquired a 95% interest in the Gaocheng and Shimentou silver, lead and zinc exploration permits (the “GC & SMT projects”) as well as certain assets associated with these two projects, for $60.8 million (CAD$61.95 million) through the acquisition of an 100% interest of Yangtze Mining Ltd. (“Yangtze Mining”) from Yangtze Gold Ltd. (“Yangtze Gold”).  Both Yangtze Mining and Yangtze Gold are private companies and are related parties of the Company through common directorship.  The consideration included a cash payments of $24.3 million and issuance of 4,532,543 common shares of the Company at a price of CAD$8.20 per share, which represented 60% of the purchase price, or $36.5 million, as agreed by both parties.

Prior to the acquisition, Yangtze Mining held 95% of the equity interest in Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze”), which owns 100% of the GC & SMT projects located in Guangdong Province, China.  Other than the GC & SMT projects and associated assets, certain other net assets (“Remaining Assets”) still remained in Anhui Yangtze, including Tong Shan Pai Copper Mine (“TSP Mine”). An Indemnification Agreement dated June 6, 2008 was executed between the Company and Yangtze Gold to the effect that Yangtze Gold would use its best efforts to transfer the TSP Mine. Also, effective June 6, 2008, Yangtze Gold and Anhui Yangtze entered into a declaration of trust wherein Anhui Yangtze (the “Trustee”) holds in trust all of the Remaining Assets for the benefit of Yangtze Gold. Based on the Indemnification Agreement and the Declaration of Trust, the Company is indemnified against any obligations that would arise subsequent to June 6, 2008, relating to the Remaining Assets.

In December 2008, a joint venture, Guangdong Found Mining Co. Ltd. (“Guangdong Found”), designated as the operating company of the GC & SMT projects, was established in Guangdong Province. Guangdong Found owns 100% mineral properties and associated assets for the GC & SMT projects. Total required registered capital of Guangdong Found is $22 million (RMB¥150 million), which will be fully contributed by the Company (RMB¥ 142.5 million) and a third party (RMB¥ 7.5 million) over a two-year period. In the course of the reorganization, the Company is continually owning a 95% equity interest in Guangdong Found, while the third partly obtains 5%.

As of March 31, 2009, the Company has fulfilled its first phase registered capital contribution obligation by funding $5.5 million to Guangdong Found.

Upon the acquisition of the GC & SMT projects, a total of $19.2 million in future income tax liabilities were recognized and included in mineral rights and properties by applying a 25% tax rate to the excess of book value over tax basis of the mineral interest acquired.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

11.  ASSET RETIREMENT OBLIGATIONS

The following table presented the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

	Current portion	Long term portion	Total
Balance, March 31, 2006	$-	$-	$-
Obligation incurred	-	1,127	1,127
Obligation discharged	-	(226)	(226)
Accretion on ARO	-	61	61
ARO reclassification	292	(292)	-
Balance, March 31, 2007	292	670	962
Obligation incurred	253	441	694
Obligation discharged	(516)	-	(516)
ARO revision	-	(94)	(94)
Accretion on ARO	11	51	62
ARO reclassification	(76)	76	-
Foreign exchange impact	36	82	118
Balance, March 31, 2008	-	1,226	1,226
Obligation incurred	-	729	729
ARO revision	-	(139)	(139)
Accretion on ARO	-	123	123
Foreign exchange impact	-	90	90
Balance, March 31, 2009	$-	$2,029	$2,029

Although the ultimate reclamation costs to be incurred for the existing mines are uncertain, the Company has estimated the undiscounted future values of these costs to be $3.11 million as at March  31, 2009 (March 31, 2008 - $1.74 million ), assuming the cash outflow will be at the end of mine lives, which range from 6 to 10 years.

The aggregate accrued obligation as at March 31, 2009, representing the fair value of the future reclamation costs, was $2,029 (March 31, 2008 - $1,226). The fair value was estimated using a credit risk free discount rate of six percent.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

12.  NON CONTROLLING INTERESTS

The continuity of non controlling interests is summarized as follows:

	Henan Found	Huawei	Guangdong Found	Total
Balance, March 31, 2006	$600	$-	$-	$600
Non-controlling interest shareholder’s contribution	-	103	-	103
Operation sharing for the year	6,369	(54)	-	6,315
Foreign exchange impact	(71)	1	-	(70)
Balance, March 31, 2007	6898	50	-	6,948
Ownership transferred	-	(186)	-	(186)
Operation sharing for the year	16,810	2,387	-	19,197
Dividend declared	(15,489)	-	-	(15,489)
Foreign exchange impact	779	16	-	795
Balance, March 31, 2008	8,998	2,267	-	11,265
Addition upon acquisition	-	-	172	172
Operation sharing for the year	3,975	(2,432)	(12)	1,531
Dividend declared	(7,145)	-	-	(7,145)
Non-controlling interest shareholder’s contribution	-	-	219	219
Foreign exchange impact	1,397	165	6	1,568
Balance, March 31, 2009	$7,225	$-	$385	$7,610

As at March 31, 2008, non-controlling interest in Henan Found, Henan Huawei and Guangdong Found were 22.5%, 30% and 5%, respectively.

In June 2007, Henan Found declared dividends of $14,983 (RMB¥111 million) to its shareholders. The Company’s wholly owned subsidiary, Victor Mining Ltd., received its share (77.5%) of dividend payment of $11,612 (RMB¥86 million), and a total of $3,371 (RMB¥25 million) was paid to the non-controlling interests.

In February 2008, Henan Found’s Board of Directors declared a dividend of $50,617 (RMB¥400 million) to its shareholders.  Dividend payments were made during the year ended March 31, 2008. Victor Mining Ltd. received $38,499 (RMB¥310 million), and amount of $12,118 (RMB¥90 million) was paid to the non-controlling subsidiary shareholder.

In February 2009, Henan Found’s Board of Directors declared a dividend of $31,594 (RMB¥218 million) to its shareholders.  The distribution date has not been determined yet, and an amount of $7,145 (RMB¥49 million) distributable to the non-controlling subsidiary shareholder was recorded as due to related parties on the balance sheet as of March 31, 2009.

The Company has not recorded non-controlling interest in Qinghai Found, as its ownership percentage represents only the profit sharing and working interests and the minority shareholder is not responsible for any of the associated costs. As at March 31, 2009, Qinghai Found is still in the exploration stage and has not generated any revenue.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

13.  RESERVES

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s Chinese subsidiaries are required to maintain dedicated reserves, which include an Enterprise Reserve Fund and an Enterprise Expansion Fund. The amounts are appropriated at a percentage, at the discretion of the Board of Directors of each Chinese subsidiary, of their respective after tax net income. The dedicated reserves are recorded as a component of shareholders’ equity, and they are not available for distribution to shareholders other than in liquidation.

Pursuant to the same Chinese company law, the Company’s Chinese subsidiaries are required to transfer, at the discretion of their Board of Directors, a certain amount of their respective after taxes net income to an Employee Welfare Fund, which shall be utilized for collective employee benefits. The amount was charged against income and the related provision was reflected as accrued liabilities in the consolidated balance sheets.

Up to March 31, 2009, only Henan Found has appropriated the dedicated reserves and Employee Welfare Fund.  The dedicated reserves and Employee Welfare Fund appropriated by Henan Found for the years ended March 31, 2009, 2008 and 2007, respectively, are as follows:

	Enterprise Reserve	Enterprise Expansion	Total dedicated reserves	Employee Welfare Fund
March 31, 2007	-	-	-	-
Addition	415	1,663	2,078	17
March 31, 2008	415	1,663	2,078	17
Addition	1,796	28,019	29,815	100
March 31, 2009	2,211	29,682	31,893	117

14.  SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value.

(b) Normal Course Issuer Bid

On June 13, 2006, the Board of Directors approved a Normal Course Issuer Bid (“NCIB”) to acquire up to 3,000,000 of its common shares, over a one year period.  Purchases were made at the discretion of the Directors at prevailing market prices, through the facilities of the TSX Exchange.  As of March 31, 2007, a total of 1,261,500 of its common shares were acquired and cancelled under this NCIB at a cost of $4,890 (CAD$5,499). This NCIB expired on June 12, 2007.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

On March 20, 2008, the Company announced another NCIB to acquire up to 2,988,029 of its common shares. On October 20, 2008, the Company increased the maximum number of shares that may be acquired under this NCIB from 2,988,029 to 10,601,212 shares. As of March 31, 2009, a total of 2,366,500 of its common shares were acquired and cancelled under this NCIB at a cost of $9,474(CAD$9,947). This NCIB expired on March 27, 2009.

(c) Equity Financing

On April 26, 2006, the Company completed a short form prospectus financing which raised net proceeds of $39,471 (CAD$44,484) through the sale of 7,503,750 units at a price of CAD$6.37 per unit.  Each unit is comprised of one common share of the Company and one half share purchase warrant.  Each whole warrant was exercisable up to October 25, 2007 at a strike price of CAD$8 per common share. As of March 31, 2009, all warrants expired unexercised.

On March 11, 2009, the Company completed a short form prospectus financing which raised net proceeds of $22,635 (CAD$29,235) through the sale of 10 million common shares, at a price of CAD$3.10 per share.

(d) Stock Options

The following is a summary of option transactions:

		Weighted average
		exercise price per
	Number of shares	share CAD$
Balance, March 31, 2006	7,909,875	$0.36
Options granted	1,300,500	4.44
Option exercised	(2,961,717)	0.30
Options forfeited	(78,750)	4.35
Balance, March 31, 2007	6,169,908	1.19
Options granted	1,081,200	7.11
Option exercised	(3,448,896)	0.73
Options forfeited	(567,527)	2.60
Balance, March 31, 2008	3,234,685	3.42
Option granted	745,000	5.46
Option exercised	(4,482)	4.81
Option expired	(31,875)	0.75
Option forfeited	(418,625)	5.31
Balance, March 31, 2009	3,524,703	$3.65

During the year ended March 31, 2009, a total of 745,000 options were granted to directors, officers, employees, and consultants at exercise prices of CAD$3.05 - $9.05 per share subject to various vesting schedules. Of the 745,000 options granted, 10,000 options were granted to a consultant at an exercise price of CAD$5.99 per share with a life of two years and vesting entirely on January 2, 2010, while the remaining 735,000 options have a life of five years and are subject to a vesting schedule over a three year term with 8.333% options vesting every three months.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

The following is the summary of assumptions used to estimate the fair value of each option granted using the Black-Scholes option pricing model.

	Year ended March 31,
	2009	2008	2007
Risk free interest rate	0.95% to 2.95%	2.58% to 4.31%	4.01% to 4.23%
Expected life of option in years	2 to 5 years	2 to 5 years	1 to 3 years
Expected volatility	55% to 90%	52% to 117%	95% to 119%
Expected dividend yield	1% to 3%	1%	0%

The weighted average grant date fair value of options granted during the year ended March 31, 2009 was CAD$3.05 (year ended March 31, 2008 - CAD$3.53). For the year ended March 31, 2009, a total of $2,103 (year ended March 31, 2008 and 2007 - $2,473 and $1,956, respectively) in stock-based compensation expenses was recorded and included in the general and administrative expenses on the consolidated statements of operations.

The following table summarizes information about stock options outstanding at March 31, 2009:

		Weighted average		Number of	Weighted
	Number of options	remaining	Weighted	options	average
Exercise price in	outstanding at March	contractual life	average exercise	exercisable at	exercisable
CAD$	31, 2009	(YRS)	price in CAD$	March 31, 2009	price in CAD$
$0.18	990,000	0.57	$0.18	990,000	$0.18
0.63	450,000	0.92	0.63	450,000	0.63
4.32	414,999	2.31	4.32	345,831	4.32
4.43	42,000	2.41	4.43	35,000	4.43
6.74	735,204	3.03	6.74	490,134	6.74
6.95	90,000	3.54	6.95	44,998	6.95
9.05	127,500	3.80	9.05	42,498	9.05
7.54	50,000	4.12	7.54	12,500	7.54
5.99	10,000	1.25	5.99	–	5.99
5.99	465,000	4.25	5.99	77,497	5.99
3.05	150,000	4.50	3.05	13,333	3.05
$0.18-9.05	3,524,703	2.76	$3.65	2,501,791	$2.68

Subsequent to March 31, 2009, a total of 1,081,000 options with an exercise price of CAD$2.65 were granted to directors, officers, employees and consultants.

(e) Cash Dividends Declared and Distributed

During the year ended March 31, 2008, a cash dividend of $6,891 or $0.05 per share (CAD$0.05 per share) (March 31, 2007 - $nil) was declared and distributed to shareholders of the Company.

During the year ended March 31, 2009, quarterly cash dividends of CAD$0.02 per share, totaling $8,030 was declared, of which, $5,466 was paid during the year and $2,564 was paid in April 2009.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

Subsequent to March 31, 2009, a quarterly cash dividend of CAD$0.02 per share, totaling $2,700 (CAD$3.22 million) was declared and will be paid in July 2009.

All dividends declared were eligible dividends for Canadian tax purpose.

(f) Stock split

On September 28, 2007, shareholders approved a three-for-one stock split for its common shares. The record date for the stock split was set at the close of business on October 31, 2007.

All share and per share information included in the consolidated financial statements and accompanying notes are presented on a post-split basis for all periods presented.

15. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Amount due from related parties	March 31, 2009	March 31, 2008
New Pacific Metals Corp. (a)	$30	$18
Qinghai Non-ferrous Geology Bureau (c)	-	17
Weigemingda Mining Co. Ltd.(i)	219	-
Quanfa Exploration Consulting Services Ltd. (d)	-	12
	$249	$47

Amount due to related parties	March 31, 2009	March 31, 2008
Henan Non-ferrous Geology Bureau (b)	$7,187	$12,118
Quanfa Exploration Consulting Services Ltd. (d)	117	-
R. Feng Consulting Ltd. (g )	49	-
	$7,353	$12,118

		Year ended March 31,
Transactions with related parties	2009	2008	2007
New Pacific Metals Corp. (a)	$2,080	$302	$322
Henan Non-ferrous Geology Bureau (b)	19,263	12,118	-
Qinghai Non-ferrous Geology Bureau (c)	17	17	-
Quanfa Exploration Consulting Services Ltd. (d)	66	66	28
Gao Consulting Ltd.(e)	114	202	126
McBrighton Consulting Ltd.(f)	108	-	-
R. Feng Consulting Ltd. (g)	334	271	153
Directors (h)	99	94	36
Weigemingda Mining Co. Ltd. (i)	219	-	-
	$22,300	$13,070	$665

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

(a)

New Pacific Metals Corp. is a publicly traded company with a director and officer in common with the Company. Further to a services and cost reallocation agreement between the Company and NUX, the Company will recover costs for services rendered to NUX and expenses incurred on behalf of NUX. During the year ended March 31, 2009, the Company recovered $209 (years ended March 31, 2008 and 2007 - $302 and $322, respectively) from NUX for services rendered and expenses incurred on behalf of NUX.  The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of operations.

On December 8, 2006, NUX entered into a Declaration of Trust Agreement (the “Trust Agreement”) with Yunnan JCJ, a formerly indirectly wholly owned subsidiary of the Company, to hold in trust for NUX, two exploration permits (“Huaiji Project”) located in Guangdong Province, China. Under the Trust Agreement, NUX was to advance cash to Yunnan JCJ to fund the exploration programs at the Huaji Project. During the year ended March 31, 2009, Yunnan JCJ incurred exploration expenditures of $1,841 (year ended March 31, 2008 - $38).

On March 20, 2009, the Company entered agreement to dispose 100% shares of Lachlan Gold Ltd., the parent company of Yunnan JCJ, to NUX for $30 and terminated the Trust Agreement. The disposal was completed on March 31, 2009 and no gain or loss was recorded.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the year ended March 31, 2009, Henan Found paid $12.1 million dividend declared in 2008 to Henan Geology Bureau. During the year ended March 31, 2009, Henan Found’s Board of Directors declared a dividend of approximately $31.9 million (RMB¥218 million), of which $7.1 million (RMB¥49 million) was payable to Henan Geology Bureau.

(c)

Qinghai Non-ferrous Geology Bureau is an 18% equity interest holder of Qinghai Found. During the year ended March 31, 2009, Qinghai Non-ferrous Geology Bureau repaid $17 previously owed to the Company.

(d)

Quanfa Exploration Consulting Services Ltd. (“Quanfa”) is a private company with majority shareholders and management from the senior management of Henan Found and Henan Huawei. During the year ended March 31, 2009, the Company paid $66 (years ended March 31, 2008 and 2007 - $66 and $28, respectively) to Quanfa for its consulting services provided.

During the year ended March 31, 2009, the Company also received mining consulting services for $204 (year ended March 31, 2008 - $nil).

(e)

During the year ended March 31, 2009, the Company paid $114 (years ended March 31, 2008 and 2007 - $202 and $126, respectively) to Gao Consulting Ltd., a private company controlled by a director of the Company for consulting services.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

(f)

During year ended March 31, 2009, the Company paid $108 (year ended March 31, 2008 - $nil) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(g)

During the year ended March 31, 2009, the Company paid $334 (years ended March 31, 2008 and 2007 - $271 and $153, respectively) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(h)

During the year ended March 31, 2009, the Company incurred director fees of $99 (years ended March 31, 2008 and 2007 - $94 and $36, respectively) payable to four independent directors of the Company.

(i)

During the year ended March 31, 2009, the Company advanced $219 to Weigemingda Mining Co. Ltd., a minority shareholder of Gaungdong Found.

The transactions with related parties during the year are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

16. CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in shareholders’ equity. The Board of Directors does not establish a quantitative return on capital criteria for management but promotes year-over-year sustainable earnings growth targets. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company is not subject to externally imposed capital requirements.

17.  INCOME TAXES

(a) Income tax expense

The Company’s 77.5% owned subsidiary, Henan Found, and 70% owned subsidiary, Henan Huawei, are considered as qualified Foreign Investment Enterprises (a “FIE”) in China and they are entitled to tax incentives of a five-year tax holiday (year one and two are tax exempt with years three to five at a reduced tax rate of 12.5%).

Henan Found enjoyed a zero tax rate for the 2006 and 2007 calendar years. Starting from January 1, 2008 to December 31, 2010, a 12.5% income tax rate is applied.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

Henan Huawei enjoys a zero income tax rate starting from January 1, 2007 and a 12.5% income tax rate for January 1, 2009 to December 31, 2011.

Qinghai Found, Anhui Yangtze, and Guangdong Found are not entitled to any tax holiday under the current Chinese income tax laws.

The provision for income taxes differs from the amount computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before income tax provision due to the following:

Express in Cdn. $	2009	2008	2007
Income (loss) before non-controlling interest	$(15,403)	$79,685	$29,764
Canadian combined federal and provincial income tax rate	30.75%	33.47%	34.12%
Expected income tax recovery (expense)	4,737	(26,667)	(10,155)
Difference in foreign tax rates	1,015	25,675	8,855
Taxes recovery from prior year tax provision	-	1,426	-
Withholding taxes	(1,585)	-	-
Non-deductible items	(3,159)	(1,670)	(677)
Non-taxable mineral property option income	-	743	657
Change in valuation allowance	(4,481)	554	-
Impact of tax rate change	3,037	(554)	-
Impact of foreign exchange translation	1,339	-	-
Others	34	(58)	(106)
	$937	$(551)	$(1,426)

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

(b) Future income tax

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future income tax assets is as follows:

	2009	2008	2007
Non-capital loss carry forward	$2,841	1,287	1,075
Capital loss carry forward	699	7	4
Excess tax value of assets over book value	3,664	1,132	931
Share issued costs	604	663	737
Asset retirement obligation and others	424	211	-
	$8,232	$3,300	$2,747
Valuation allowance	(5,927)	(3,300)	(2,747)

Future income tax assets - current	143	-	-
Future income tax assets - non current	2,162	-	-
Total future income tax assets	$2,305	$-	$-

Excess of accounting base over tax base relating mineral rights and properties	19,678	(6,346)	(1,405)
Future income taxes liabilities	$19,678	$(6,346)	$(1,405)

The Company has Canadian non-capital losses of approximately $7.5 million expiring from 2010 to 2029 if not applied against future Canadian income for Canadian tax purposes, and a Chinese non-capital losses of approximately $3.5 million expiring 2012 to 2013 if not applied against future Chinese income for Chinese tax purposes. The management of the Company believes it is unlikely the benefit of the future income tax assets arising from the non-capital losses in both Canada and China will be realized against future income for tax purposes. As a result, a valuation allowance was recorded against the future tax assets arising from the non-capital losses.

18. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, and credit risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

(a) Fair value

The fair values of financial instruments at March 31, 2009 and March 31, 2008 are summarized as follows:

	March 31, 2009		March 31, 2008
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Assets
Held for trading
Cash and cash equivalents	41,470	41,470	47,093	47,093
Short term investments	23,962	23,962	37,146	37,146
Restricted cash	293	293	-	-
Loans and receivables
Accounts receivables	2,213	2,213	3,393	3,393
Amounts due from related parties	249	249	47	47
Available for sale
Long term investments
Dajin Resources Corp.	24	24	204	204

Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	8,533	8,533	7,027	7,027
Deposits received from customers	1,290	1,290	2,573	2,573
Dividends payable	2,564	2,564	-	-
Amounts due to related parties	7,353	7,353	12,118	12,118
Notes payable	658	658	-	-

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments.  The carrying amount of all financial instruments classified as current approximates their fair value because of the short maturities and normal trade term of these instruments.  The fair value of the long term investment in Dajin Resources Corp. was based on the quoted market prices.

(b) Liquidity risk

The Company has in place a planning process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short term investments.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	March 31, 2009		March 31, 2008
	Within a year	Total
Accounts payable and accrued liabilities	$8,533	$8,533	$7,027
Deposits received from customers	1,290	1,290	2,573
Dividends payable	2,564	2,564	-
Amount due to related parties	7,353	7,353	12,118
Notes payable	658	658	-
	$20,398	$20,398	$21,718

(c) Exchange risk

The Company undertakes transactions in various foreign currencies, and reports its results of its operations in US Dollars while the Canadian dollar is considered its functional currency, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency and the translation of functional currency to reporting currency.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the US Dollar until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in US$ equivalents	March 31, 2009	March 31, 2008
Canadian dollars	$43,111	$39,232
United States dollars	9,498	1,019
Chinese renminbi	15,600	47,631
Hong Kong dollars	2	1
Total financial assets	$68,211	$87,883

Canadian dollars	$3,092	$334
United States dollars	14	183
Chinese renminbi	17,292	21,201
Total financial liabilities	$20,398	$21,718

As at March 31, 2009, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the Canadian dollar would have increased (decreased) net loss by approximately $0.2 million and increased (decreased) other comprehensive income (loss) by $0.2 million.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

As at March 31, 2009, with other variables unchanged, a 1% strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) other comprehensive loss by $0.4 million.

(d) Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interests at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2009.

(e) Credit risk

The Company is exposed to credit risk primarily associated to accounts receivable from customers, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on customers as necessary and has monitoring processes intended to mitigate credit risks. The Company has accounts receivables from clients primarily in China engaged in the mining and milling of base and polymetallic metals industry. The historical level of customer defaults is zero and aging of accounts receivable are less than 30 days, and, as a result, the credit risk associated with accounts receivable at March 31, 2009 is considered to be immaterial.

19. SEGMENTED INFORMATION

(a) Industry information

The Company operates in one reportable operating segment, being the acquisition, exploration, development, and operation of mineral properties.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

 (b) Geographic information

(i) The following is the summary of certain long-term assets of each geographic segment:

March 31, 2009
	Canada	China
Balance sheet items:		Ying	HPG	TLP	LM	GC & SMT	Other	Total
Mineral rights and properties	$-	$23,457	$-	$-	$-	$65,956	$-	$89,413
Property, plant and equipment	414	21,404	1,132	3,863	273	320	1,666	29,072
Long term investments	5,308	6,878	-	-	-	-	-	12,186

March 31, 2008
	Canada	China
Balance sheet items:		Ying	HPG	TLP	LM	GC & SMT	Other	Total
Mineral rights and properties	$-	$18,303	$9,732	$20,015	$9,749	$-	$3,106	$60,905
Property, plant and equipment	439	12,329	956	-	-	-	625	14,349
Long term investments	11,456	6,418	-	-	-	-	-	17,874

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

(ii) The following is a summary of operations for each geographic segment:

	Year ended March 31, 2009
	Canada	China						BVI
		Ying	HPG	TLP	LM	GC & SMT	Other		Total
Sales	$-	$67,504	$7,249	$4,780	$3,990	$-	$-	$-	$83,523
Cost of sales	-	(19,891)	(3,670)	(3,303)	(2,458)	-	(78)	-	(29,322)
Amortization and depletion	-	(3,434)	(1,601)	(977)	(353)	-	-	-	(6,365)
Gross Profit	-	44,179	1,978	500	1,179	-	(78)	-	47,836

Expenses	(7,748)	(3,692)	(912)	(481)	(976)	(4,928)	(507)	7,494	(11,750)

Interest, option & other income	516	615	572	107	2	14	(172)	166	1,820
Impairment charges	(2,707)	-	(10,544)	(23,053)	(10,583)	-	(3,820)	-	(50,707)
Loss and other expenses	(1,455)	(1,129)	-	-	-	-	(18)	-	(2,602)
Non controlling interest	-	913	2,432	(4,889)	-	13	-	-	(1,531)
Income tax recovery (expenses)	-	(3,823)	813	3,104	2,428	-	-	(1,585)	937
Net income (loss)	$(11,394)	$37,063	$(5,661)	$(24,712)	$(7,950)	$(4,901)	$(4,595)	$6,075	$(15,997)

	Year ended March 31, 2008
	Canada	China						BVI
		Ying	HPG	TLP	LM	GC & SMT	Other		Total
Sales	$-	$96,329	$12,034	$-	$-	$-	$-	$-	$108,363
Cost of sales	-	(17,389)	(2,725)	-	-	-	-	-	(20,114)
Amortization and depletion	-	(1,703)	(1,505)	-	-	-	-	-	(3,208)
Gross Profit	-	77,237	7,804	-	-	-	-	-	85,041

Expenses	(10,892)	(452)	(645)	-	-	-	(285)	(406)	(12,680)

Interest, option & other income	6,166	900	11	-	-	-	534	11	7,622
Loss and other expenses	-	-	-	-	-	-	-	(298)	(298)
Non controlling interest	-	(16,810)	(2,387)	-	-	-	-	-	(19,197)
Income tax recovery (expenses)	-	(508)	(43)	-	-	-	-	-	(551)
Net income (loss)	$(4,726)	$60,367	$4,740	$-	$-	$-	$249	$(693)	$59,937

	Year ended March 31, 2007
	Canada	China						BVI
		Ying	HPG	TLP	LM	GC & SMT	Other		Total
Sales	$-	$39,777	$-	$-	$-	$-	$-	$-	$39,777
Cost of sales	-	(7,738)	-	-	-	-	-	-	(7,738)
Amortization and depletion	-	(1,190)	-	-	-	-	-	-	(1,190)
Gross Profit	-	30,849	-	-	-	-	-	-	30,849

Expenses	(4,729)	(1,359)	(133)	-	-	-	(192)	(8)	(6,421)

Interest, option & other income	5,481	139	-	-	-	-	(18)	-	5,602
Loss and other expenses	(216)	(30)	-	-	-	-	-	(20)	(266)
Non controlling interest	-	(6,369)	54	-	-	-	-	-	(6,315)
Income tax recovery (expenses)	-	(1,426)	-	-	-	-	-	-	(1,426)
Net income (loss)	$536	$21,804	$(79)	$-	$-	$-	$(210)	$(28)	$22,023

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

(c) Sales by metal

The sales generated for the years ended March 31, 2009, 2008, and 2007 comprised of:

	Years ended March 31,
	2009	2008	2007
Silver (Ag)	$42,583	$44,678	$17,998
Gold (Au)	1,154	1,190	69
Lead (Pb)	34,424	48,433	14,069
Zinc (Zn)	5,362	14,062	7,636
Other	-	-	5
	$83,523	$108,363	$39,777

(d) Major customers

During the year ended March 31, 2008, there were four (year ended March 31, 2007 - four) major customers which individually accounted for 8% to 32% (year ended March 31, 2007 - 14% to 23%) and collectively, 76% (year ended March 31, 2007 - 72%) of the total sales of the Company.

During the year ended March 31, 2009, three major customers accounted for 11% to 50% and collectively 82% of the total sales of the Company.

20. COMMITMENTS

Commitments, not disclosed elsewhere in these financial statements, are as follows:

The Company entered into two office rental agreements (the “Rental Agreements”), with total rental expense of $981 over the next five years as the follows: for years ending 2010: $188; 2011: $188; 2012: $205; 2013: $233; and 2014: $167.  In connection with one of these Rental Agreements, the Company signed a sublease agreement commencing April 15, 2009 and expiring September 29, 2013, with annual rental income of $62.

21. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). Material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the following tables.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

Consolidated summarized balance sheet	2009	2008
Total assets under Canadian GAAP	$205,202	$190,267
Mark to market adjustment to short term investment (c)	-	101
Expense exploration and development expenditures (a)	(16,874)	(7,824)
Adjust accumulated depletion of mineral rights and properties (b)	2,013	1,045
Adjust impairment charges (d)	7,035	-
Adjust equity investment (c)	(123)	(852)
Adjust future income tax (g)	1,435	-
Total assets under US GAAP	$198,688	$182,737

Total liabilities under Canadian GAAP	$45,146	$30,010
Adjust future income tax (g)	(334)	(1,081)
Total liabilities under US GAAP	$44,812	$28,929

Non-controlling interest under Canadian GAAP	$7,610	$11,265
Minority interest effect of US GAAP adjustments (h)	(1,912)	(1,156)
Minority Interest and Other Comprehensive Income Under US GAAP	$5,698	$10,109

Shareholders' equity under Canadian GAAP	$152,446	$148,992
Expense exploration and development expenditures (a)	(17,300)	(7,849)
Adjust accumulated depletion of mineral rights and properties (b)	2,003	1,039
Adjust future income tax (g)	1,771	1,085
Increase equity investment loss (c)	(1,035)	(544)
Adjust impairment charges (d)	8,233	-
Adjustment to loss on disposal of mineral rights and properties (e)	353	-
Adjustment to foreign exchange (f)	(270)	-
Mark to market adjustment to short term investment (c)	(314)	(214)
Minority interest effect of US GAAP adjustments (h)	1,920	1,162
Adjustment to Accumulated other comprehensive income (l)	371	28
Shareholders' equity under US GAAP	$148,178	$143,699

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

Consolidated summarized statements of operations	2009	2008	2007
Net Income (loss) under Canadian GAAP	$(15,997)	$59,937	$22,023
Expense exploration and development expenditures (a)	(9,451)	(7,400)	(923)
Adjust accumulated depletion of mineral rights and properties (b)	964	439	600
Adjust future income tax (g)	686	1,108	(23)
Increase equity investment loss (c)	(491)	(513)	(18)
Adjust impairment charges (d)	8,233	-	-
Adjustment to loss on disposal of mineral rights and properties (e)	353	-	-
Adjustment to foreign exchange (f)	(270)	-	-
Mark to market adjustment to short term investment (c)	(101)	(404)	191
Minority interest effect of US GAAP adjustments (h)	758	1,196	73
Adjustment to stock based compensation (k)	(6)	197	59
Net income (loss) under US GAAP	$(15,322)	$54,560	$21,982

Basic income per share in accordance with US GAAP	$(0.10)	$0.37	$0.15
Diluted income per share in accordance with US GAAP	$(0.10)	$0.36	$0.15

Consolidated summarized statement of cash flows	2009	2008	2007
Operating activities
Operating activities under Canadian GAAP	$46,986	$79,786	$30,052
Expense exploration and development expenditures (a)	(9,451)	(7,824)	(455)
Operating activities under US GAAP	$37,535	$71,962	$29,597

Investing activities
Investing activities under Canadian GAAP	$(36,444)	$(81,753)	$(18,831)
Expense exploration and development expenditures (a)	9,451	7,824	455
Investing activities under US GAAP	$(26,993)	$(73,929)	$(18,376)

Financing activities
Financing activities under Canadian GAAP	$(4,838)	$(9,397)	$39,198
Financing activities under US GAAP	$(4,838)	$(9,397)	$39,198

(a)

Exploration and development expenditures - in accordance with Canadian GAAP, exploration and development costs and costs of acquiring mineral rights are capitalized during the search for a commercially mineable body of ore. For US GAAP purposes, exploration and development expenditures, including incidental cost recoveries can only be deferred subsequent to the establishment of proven and probable reserves. For US GAAP purposes, the Company has therefore expensed its exploration and development expenditures.

(b)

Depletion of mineral rights and properties - The impact of the depletion of mineral rights and properties is mainly due to the GAAP differences discussed in adjustment (a) above related to the accounting for mineral rights and properties of.

(c)

Equity method investments - The equity investments include exploration costs incurred by NUX that have been capitalized during the search for a commercially mineable body of ore and start-up costs incurred by Yongning that have been capitalized during the pre-operating period. For US GAAP purposes, the Company has therefore expensed the exploration and development expenditures and the start-up costs of its equity investments.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

Under US GAAP, the Company’s investment in NUX contained a free standing derivative (NUX’s warrants) which is required to be measured at fair value. Consequently, a total of $314, the fair value of the 450,000 NUX warrants to which the Company subscribed during NUX’s private placement in March 2007, was adjusted from the equity method investments to short term investments and a loss of $101 (2008 - a loss of $404 and 2007 - a gain of $191) was recorded as mark to market on the consolidated statements of operations.

(d)

Impairment charges - The impact on the impairment charges is mainly due to the carrying value differences of each asset immediately before the impairment arising from the GAAP differences discussed in adjustments (a), (b) and (c) above.

(e)

Loss on disposal of mineral rights and properties - The impact on the loss on disposal of mineral rights and properties is due to the carrying value difference of the NZ project immediately before the disposal arising from the GAAP differences discussed in adjustment (a) above.

(f)

Foreign exchange - Under Canadian GAAP, when a self-sustaining foreign operation  subsidiary pays a dividend to the parent company and there has been a reduction in the net investment, a gain or loss equivalent to a proportionate amount of the exchange gain or loss accumulated in the accumulated other comprehensive income (loss) is recognized in the statements of operations.  Under US GAAP, the foreign exchange gain or loss accumulated in the accumulated other comprehensive income is only recognized in income when the foreign subsidiary is sold, or the parent completely or substantially liquidates its investment.

(g)

Income tax effects - The impact on income tax expense of the GAAP differences discussed in adjustments (a), (b), and (d) above.

(h)

Minority interest adjustments - The impact on the minority interest expenses and balances of the GAAP differences related to the Company’s 77.5% owned subsidiary of Henan Found, 70% owned subsidiary of Henan Huawei, and 95% interest in the GC & SMT projects.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

(i)

Share purchase warrants - Under Canadian GAAP, residual approach was adopted to value the share purchase warrants attached to private placements issued. Under US GAAP, the share purchase warrants should be valued at fair value and the value should be recorded as an additional paid in capital under the shareholder equity section. Upon exercise, the value of the warrants exercised would be transferred to share capital from additional paid in capital. There is no impact on the shareholder equity section as a whole but individual accounts under the shareholder equity section are affected. The balances in the shareholders’ equity sections under US GAAP are as follows:

	2009	2008
Share capital	$130,490	$73,221
Additional paid in capital	7,485	7,485
Contributed surplus	3,502	1,453
Reserves	31,893	2,078
Accumulated other comprehensive income	(9,795)	14,149
Retained earnings	(15,397)	45,313
Total shareholders' equity under US GAAP	$148,178	$143,699

(j) Uncertain tax positions - In June 2006, FASB issued Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. The adoption of this interpretation did not have a material impact on the Company’s Consolidated Financial Statements. The Company has not recorded any tax amounts as a result of this standard in the 2009 fiscal year.

(k)  Stock based compensation - Stock options are required to be accounted for using the fair value method under both Canadian GAAP and US GAAP. Canadian GAAP allows forfeitures to be estimated in advance or to be accounted for as they occur. The Company accounts for forfeitures as they occur.  Under US GAAP, the compensation expense recognized for stock-based compensation awards must reflect an estimate of award forfeitures at the time of grant, which estimate is revised in subsequent periods, if necessary.

(l) Accumulated other comprehensive income - The impact on the accumulated other comprehensive income is mainly due to difference discussed in adjustment (f) and the different exchange rates used to convert the adjustments on the consolidated balance sheet and the adjustments on consolidated statements of operations from functional currency to reporting currency using current rate method.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

(m) Recently adopted accounting pronouncements

Fair value accounting

In February 2007, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115." SFAS No. 159 provides companies with an option to measure, at specified election dates, financial instruments and certain other items at fair value that are not currently measured at fair value. For those items for which the fair value option is elected, unrealized gains and losses will be recognized in earnings for each subsequent reporting period. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This standard is effective for the Company’s fiscal year beginning April 1, 2008. The adoption of SFAS No. 159 did not have a material impact on the Company’s consolidated financial results.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands fair value disclosures. This standard is effective for the Company’s fiscal year beginning April 1, 2008. The adoption of this SFAS No. 157 did not have a material impact on the Company’s consolidated financial results.

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which clarifies the application of FASB No. 157, “Fair Value Measurements”. FSP No. FAS 157-3 states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and in some cases, observable inputs may require significant adjustments based on unobservable data. Regardless of the valuation technique used, and entity must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks when determining fair value of an asset in an inactive market. FSP No. FAS 157-3 was effective upon issuance. The Company has incorporated the principles of FSP No. FAS 157-3 in determining the fair value of financial assets.

There are three levels of fair value hierarchy under FAS No. 157 that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

Level 3 - Unobservable (supported by little or no market activity).

The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. Those financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement.

	Fair value at March 31, 2009
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	41,470	-	-	41,470
Short term investments	23,962	-	-	23,962
Investment in Dajin Resources Corp.	24	-	-	24
Investment in Yongning Smelting Co. Ltd.	-	6,877	-	6,877
	$65,456	$6,877	$-	$72,333

The Company’s cash equivalents and short term investments, which comprised of bank notes, GIC and term deposits, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

The Company’s long term investment in Dajin Resources Corp. is valued using quoted market prices in active markets and such are classified within Level 1 of the fair value hierarchy. The fair value of the investment is calculated as the quoted market price of the investment equity security multiplied by the quantity of share held by the Company.

The Company’s long term investment in Yongning Smelting Co. Ltd. is included in Level 2 of the fair value hierarchy as they are valued using discounted cash flow model. This model require a variety of inputs, including, but not limited to, contractual terms, market prices, yield curves, inflation rates, and credit spreads. These inputs are obtained from or corroborated with the market where possible.

The amount of unrealized losses on Available for Sale Securities for the year was included in accumulated other comprehensive income as a result of changes in market values and foreign exchange rates from April 1, 2008.

(n) Recent accounting pronouncements

SFAS 141R, Business combinations - In December 2007, the FASB issued SFAS No. 141(R), "Business Combination", which replaces SFAS No. 141 prospectively for business combinations consummated in the fiscal year commencing after the effective date of December 15, 2008. Early adoption is not permitted. Under SFAS No 141(R), business acquisitions are accounted for under the “acquisition method”, compared to the “purchase method” mandated by SFAS No. 141. SFAS No. 141(R) also presents revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for the Company’s fiscal year beginning April 1, 2009 and is to be applied prospectively.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For years ended March 31, 2009, 2008 and 2007

(Expressed in thousands of US dollars, unless otherwise stated)

SFAS 160, Non-controlling interests - In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51 (“SFAS No.160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 is effective for the Company’s fiscal years beginning April 1, 2009. The Company is currently evaluating the potential impact of adopting this standard on the Company’s consolidated financial statements.

SFAS 161, Disclosures about derivative instruments and hedging activities - In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”). SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SAFS No.161 is effective for the Company’s fiscal year beginning April 1, 2009. The Company does not expect the adoption of SFAS No. 161 has any impact on the Company’s consolidated financial statements as the Company currently is not holding any derivative instrument and conducting hedging activities.

SFAS 162, the hierarchy of generally accepted accounting principles - In May 2008, the FASB issued SFAS No. 162. The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect the adoption of SFAS No. 162 to have any impact on the Company’s consolidated financial statements.